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12-6-2002

[redacted]

02053117

ATES
ANGE COMMISSION
.C. 20549

VF 12-5-02

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 48935

SEC MAIL PROCESSING
RECEIVED
NOV 29 2002
WASH. SECTION

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/01 (MM/DD/YY) AND ENDING 09/30/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Investscape Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7001 Orchard Lake Road, #130
(No. and Street)

West Bloomfield, (City) Michigan (State) 48322 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard M. Lim (248) 855-6866
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Dunleavy & Company, P.C.
(Name — *if individual, state last, first, middle name*)

13116 South Western Avenue, (Address) Blue Island, (City) Illinois (State) 60406 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
DEC 19 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Richard M. Lim, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Investscape Inc., as of September 30, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

NONE

HELENE G CERESNIE
Notary Public, Oakland County, MI
My Commission Expires Nov 8, 2003

Signature

President

Title

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

INVESTSCAPE, INC.

STATEMENT OF FINANCIAL CONDITION
AND INDEPENDENT AUDITORS' REPORT

SEPTEMBER 30, 2002

DUNLEAVY & COMPANY, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
13116 SOUTH WESTERN AVENUE
BLUE ISLAND, ILLINOIS 60406

(708) 489-1680
Fax: (708) 489-1717

INDEPENDENT AUDITORS' REPORT

SEC MAIL PROCESSING
RECEIVED
NOV 29 2002
WASH. D.C. 155 SECTION

Board of Directors
Investscape, Inc.

We have audited the accompanying statement of financial condition of Investscape, Inc. as of September 30, 2002 that you are filing pursuant to rule 17a-5 under the Securities and Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and the significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Investscape, Inc. as of September 30, 2002, in conformity with accounting principles generally accepted in the United States of America.

Dunleavy & Company, P.C.

DUNLEAVY & COMPANY, P. C.
Certified Public Accountants

Blue Island, Illinois
November 4, 2002

INVESTSCAPE, INC.

STATEMENT OF FINANCIAL CONDITION

SEPTEMBER 30, 2002

ASSETS	
Cash and cash equivalents	$ 23,747
Receivable from broker/dealers	139,635
Securities owned, at market value	3,300
TOTAL ASSETS	$ 166,682

LIABILITIES AND SHAREHOLDERS' EQUITY	
Liabilities	
Accounts payable, accrued expenses and other liabilities	$ 8,993
Commissions payable	50,919
Total Liabilities	$ 59,912
Shareholders' Equity	
Common stock, no par value; authorized 60,000 shares; issued and outstanding 1,000 shares	$ 1,000
Additional paid in capital	91,100
Retained earnings	14,670
Total Shareholders' Equity	$ 106,770
TOTAL LIABILITIES & SHAREHOLDERS' EQUITY	$ 166,682

The accompanying notes are an integral part of this financial statement.

INVESTSCAPE, INC.

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED SEPTEMBER 30, 2002

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES

Organization - The Company is a wholly-owned subsidiary of S & L Holdings, Ltd. and was incorporated in the state of Michigan on October 24, 1995. The Company is registered with the Securities and Exchange Commission and the Commodities Futures Trading Commission and is a member of the National Association of Securities Dealers, Inc. and the National Futures Association. The Company's principal business activity is the sale of securities. Operations began in June, 1996.

Securities Transactions - Commission revenue and related expense arising from securities transactions are recorded on a trade date basis, which is the same business day as the transaction date.

Securities Owned - Marketable securities are valued at market value and securities not readily marketable are valued at fair value as determined by the Board of Directors. The resulting difference between cost and market value (or fair value) is included in income.

Cash Equivalents - Cash equivalents are defined as certificates of deposit and U.S. government obligations with a maturity date, when acquired by the Company, of less than 90 days and those securities registered under the Investment Company Act of 1940 which are comprised of cash and other short-term debt instruments and which are commonly referred to as "money market funds."

Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - RELATED PARTY TRANSACTIONS

As mentioned in Note 1, the Company is a wholly-owned subsidiary of S & L Holdings, Ltd. (the Parent). The Company is also affiliated, through common ownership with Investscape-Chicago LLC and Electronic Trading Technologies LLC d/b/a Greenlight Mortgage.

For the year ended September 30, 2002, the Parent, has paid most overhead and operating expenses incurred by the Company. In addition, the Company paid management fees to the Parent of $581,623.

The Company files consolidated with the Parent for federal income tax purposes. The Parent assumes responsibility for all federal income tax liabilities; therefore no federal income tax expense has been allocated to the Company.

NOTE 3 - OFF BALANCE SHEET RISK

Clearing Agreement - The Company has entered into an agreement with another broker/dealer (Clearing Broker/dealer) whereby the Company forwards (introduces) customer securities transactions to the Clearing Broker/dealer, fully disclosing the customer name and other information. The processing and, if applicable, any financing pertaining to the introduced securities transactions is performed by the Clearing Broker/dealer. The customer account is therefore maintained and recorded in the books and records of the Clearing Broker/dealer on the Company's behalf. In addition, the Company has also entered into agreements with two Futures Commission Merchants (FCM's) to forward (introduce) customer transactions involving the purchase and sale of futures, forward and foreign exchange contracts, delayed deliveries and other financial instruments to the FCM's, fully disclosing the customer name and other information. The processing and, if applicable, any financing pertaining to the introduced transactions are performed by the FCM's. The customer account is therefore maintained and recorded in the books and records of the FCM's on the Company's behalf. In consideration for introducing customers to both the

NOTE 3 - OFF BALANCE SHEET RISK - (Continued)

Clearing Broker/dealer and FCM's, the Company receives commissions and other consideration, less the processing and other charges of the Clearing Broker/dealer and FCM's. As part of the terms of the agreements between the Company and Clearing Broker/dealer and the Company and FCM's, the Company is held responsible for any losses arising when the customers introduced by the Company to the Clearing Broker/dealer or FCM's fail to meet their contractual commitments pertaining to the purchase, sale and possible financing of securities transactions and other financial instruments. The Company may therefore be exposed to off-balance-sheet risk in the event the customer is unable to fulfill their contracted obligations and it is necessary for the Clearing Broker/dealer or FCM's to purchase or sell the securities or other financial instruments at a loss. The Company's exposure to risk would consist of the amount of the loss realized and any additional expenses incurred pertaining to the transaction or other customer activity.

In addition, under the terms of the agreement with the Clearing Broker/dealer, the Company is prohibited from entering into an agreement for similar services with another broker/dealer without prior written approval by the clearing broker/dealer. The Company has also agreed to regulatory arbitration regarding disputes between the Company and the clearing broker/dealer. The Company is required to deposit $25,000 with the clearing broker/dealer to assure the Company's performance under the agreement.

Through its Clearing Broker/dealer and FCM'S the Company enters into various transactions on customers' behalf, involving derivatives and other off-balance sheet financial instruments. These financial instruments include futures and exchange-traded and over the counter options. These derivative financial instruments are used to meet the needs of customers and are, therefore, subject to varying degrees of market risk. Market risk is substantially dependent upon the value of the underlying security and is affected by market forces such as volatility. Since only customers of the Company use these derivative financial instruments, the Company's exposure to risk is limited to that resulting in the

NOTE 3 - OFF BALANCE SHEET RISK - (Continued)

event these customers are unable to fulfill their contracted obligations and, under the terms of its agreements with the Clearing Broker/dealer and FCM's, the Company is held responsible for any resulting loss.

As a writer of options, the Company's customer receives a premium in exchange for giving the counterparty the right to buy or sell the security at a future date at a contracted price. The credit risk for options is limited to the unrealized market valuation gains and losses. Market risk is substantially dependent upon the value of the underlying financial instruments and is affected by market forces such as volatility.

Also, the Company's customers may sell securities that they do not currently own and will therefore be obligated to purchase such securities at a future date in order to fulfill their obligation to deliver the amount contracted for in the initial sale. If market value of the securities sold increases dramatically from the price in which they were originally sold, substantial losses might be incurred by the customer when purchasing the securities to complete their obligation pursuant to the sale.

NOTE 4 - NET CAPITAL REQUIREMENTS

As a registered broker/dealer and member of the National Association of Securities Dealers, Inc. and the National Futures Association, the Company is subject to the Uniform Net Capital Rule and CFTC Regulation 1.17(A)(1)(ii), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500%. At September 30, 2002 the Company's net capital and required net capital were $98,470 and $30,000 respectively. The ratio of aggregate indebtedness to net capital was 61%.

INVESTSCAPE, INC.

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED SEPTEMBER 30, 2002

NOTE 5 - SECURITIES OWNED

Securities owned consist entirely of equity securities of a corporation that is not publicly traded. The Company's management has valued the securities at their original cost of $3,300.

NOTE 6 - 401(k) PLAN

Effective May, 2002, the Company has terminated their deferred compensation plan commonly referred to as a 401(k) Plan.